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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Toll Brothers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    889478103
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                                 (CUSIP NUMBER)

                                December 22, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /      Rule 13d-1(b)
                  /X/      Rule 13d-1(c)
                  / /      Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

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
                                                     SCHEDULE 13G

========================================                                      ======================================
          CUSIP No. 889478103
========================================                                      ======================================

--------------------------------------------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: THE BRUCE E. TOLL INVESTMENT TRUST
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 17-5363506
--------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)  [ ]
                                                                                        (b)  [X]
--------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION                                                          PENNSYLVANIA
--------------------------------------------------------------------------------------------------------------------
      NUMBER OF      5. SOLE VOTING POWER                                                                   0
       SHARES      -------------------------------------------------------------------------------------------------
    BENEFICIALLY     6. SHARED VOTING POWER                                                         8,144,104
      OWNED BY     -------------------------------------------------------------------------------------------------
        EACH         7. SOLE DISPOSITIVE POWER                                                              0
     REPORTING     -------------------------------------------------------------------------------------------------
    PERSON WITH      8. SHARED DISPOSITIVE POWER                                                    8,144,104
--------------------------------------------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                    8,144,104
--------------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES:                                                                                       [ ]
--------------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                   5.23%(1)
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON                                                                               OO
--------------------------------------------------------------------------------------------------------------------

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                                                     SCHEDULE 13G

========================================                                      ======================================
          CUSIP No. 889478103
========================================                                      ======================================

Item 1(a).        Name of Issuer:

                           Toll Brothers, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           250 Gibraltar Road
                           Horsham, Pennsylvania 19044

Item 2(a).        Name of Person Filing:

                           The Bruce E. Toll Investment Trust

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           c/o BET Investments
                           2600 Philmont Avenue - Suite 212
                           Philadelphia, Pennsylvania 19006
                           Attn: Wendy Toll Topkis, Trustee

Item 2(c).        Citizenship:

                           Pennsylvania

Item 2(d).        Title of Class of Securities:

                           Common Stock

Item 2(e).        CUSIP Number:

                           889478103

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:  Not Applicable

                  (a)      [ ] Broker or dealer registered under Section 15 of the Exchange Act;

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                  (c)      [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                  (d)      [ ] Investment Company registered under Section 8 of the Investment
                               Company Exchange Act;
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                                                     SCHEDULE 13G

========================================                                      ======================================
          CUSIP No. 889478103
========================================                                      ======================================

                  (e)      [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f)      [ ] Employee Benefit Plan or Endowment Fund in accordance with
                               Rule 13d-1(b)(1)(ii)(F);

                  (g)      [ ] Parent Holding Company or Control Person in accordance with
                               Rule 13d-1(b)(1)(ii)(G);

                  (h)      [ ] Saving Association as defined in Section 3(b) of The Federal
                               Deposit Insurance Act;

                  (i)      [ ] Church Plan that is excluded from the definition of an Investment
                               Company under Section 3(c)(14) of the Investment Company Act;

                  (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

                  (a) Amount beneficially owned: 8,144,104 shares. Wendy Toll Topkis, as trustee of The Bruce E. Toll Investment Trust, shares voting and dispositive power over 8,144,104 shares.

                  (b) Percent of Class: 5.23%(1)

                  (c) Number of shares as to which such person has:

                           (i)   Sole power to vote or direct the vote: 0

                           (ii)  Shared power to vote or to direct the vote: 8,144,104

                           (iii) Sole power to dispose or direct the disposition of: 0

                           (iv)  Shared power to dispose or to direct the disposition of: 8,144,104

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
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
                                                     SCHEDULE 13G

========================================                                      ======================================
          CUSIP No. 889478103
========================================                                      ======================================


Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

          Ms. Topkis serves as the trustee of The Bruce E. Toll Investment Trust. In her capacity as trustee, Ms. Topkis has the power to direct receipt of dividends from and the proceeds from a sale of the shares owned by the trust.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.
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         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   December 27, 2005
                                          --------------------------------------
                                                          (Date)

                                                    Wendy Toll Topkis
                                          --------------------------------------
                                                        (Signature)

                                               Wendy Toll Topkis, Trustee
                                          --------------------------------------
                                                       (Name/Title)


(1) Based on 155,691,000 shares outstanding at September 5, 2005.


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